Exhibit 18.1

February 16, 2017

TreeHouse Foods, Inc.

2021 Spring Road

Suite 600

Oak Brook, IL 60523

To the Board of Directors and Stockholders of TreeHouse Foods, Inc.:

We have audited the consolidated financial statements of TreeHouse Foods, Inc. and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 16, 2017, which expresses an unqualified opinion. Note 1 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2016 of the change to eliminate the financial reporting lag for the Company’s Private Brands Business so that it aligns with the Company’s fiscal year-end. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

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